January 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Lantronix, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-215090

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective on January 9, 2017, or as soon thereafter as is practicable.

Very truly yours, LANTRONIX, INC. By: /S/ JEREMY WHITAKER Name: Jeremy Whitaker Title: Chief Financial Officer